April 6, 2009

FILED VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:    Responses to the Review SEC Comment Letter dated March 26, 2009

NSTAR
File No. 001-14768
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 9, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 13, 2009

Dear Mr. Owings:

The following are our responses to the Commission's Review Comment Letter referenced above in connection with the NSTAR 2009 Proxy Statement on Schedule 14A ( the “filing”).  In order to facilitate your review, we have included each of your comments followed by our respective responses.

NSTAR acknowledges that (i) NSTAR is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments and any changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) NSTAR may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NSTAR Definitive Proxy Statement on Schedule 14A

NSTAR Policy on Related Persons Transactions, page 8

Comment 1:

You indicate that you review and approve transactions with your trustees, senior executive officers, the immediate family member of each and holders of five percent or more of your outstanding shares.  Please revise this discussion to disclose how you determine whether a related person is interested in a transaction.  Please also disclose whether your policy covers all named executive officers as opposed to senior executive officers.  Finally, we note that on page four you disclose that you had transactions with two of your trustees.  In this regard, please provide the disclosures required by Item 404(a) of Regulation S-K concerning these transactions and any other related person transactions in excess of $120,000.00.

Response 1:

NSTAR will supplement its disclosure in future filings by disclosing how the Board Governance and Nominating Committee determines whether a related person has a direct or indirect material interest in a transaction. NSTAR will also disclose more clearly that the policy covers all senior executive officers, including the named executive officers, and will provide any further disclosure required by Item 404 of Regulation S-K.  With respect to the transactions described on page four, the Board Governance and Nominating Committee determined that neither of the two referenced trustees had a material direct or indirect interest in the transactions described, and that disclosure under Item 404(a) was not required.  (The Board Governance and Nominating Committee also determined that those transactions did not impair the independence of the two trustees.)  NSTAR has and will continue to disclose all related party transactions as required by Item 404(a). The additional disclosure NSTAR intends to make in future filings is set forth below in the bolded text:

Page 4: Board Independence, paragraph 3:

At its meeting on January 20, 2009, the Board Governance and Nominating Committee determined that Mr. Countryman, Mr. Dennis, Mr. Dignan, Mr. Gifford, Dr. Horner, Mr. La Camera, Dr. Penney, Mr. Van Faasen and Dr. Wilson are independent, consistent with the requirements of the Corporate Governance Guidelines and the NYSE Listed Company Manual. In making this determination, the Board considered the following relationships:  Mr. La Camera and Mr. Van Faasen are, or in the past three years have been affiliated with entities that have business relationships with the Company.  The Company obtains a majority of its health insurance services from Blue Cross Blue Shield of Massachusetts and provides electric distribution service to Blue Cross Blue Shield of Massachusetts and WBUR radio.   These relationships have been deemed not to constitute ~~im~~material relationships, because these are ordinary course of business relationships made on an arms-length basis and the amount paid to or received from such entities in 2008 was significantly below the two percent threshold established under the Corporate Governance Guidelines. In addition, the Committee has determined these relationships and transactions do not constitute related party transactions, as neither Mr. Van Faasen nor Mr. La Camera has a direct or indirect material interest in the respective transactions.  All members of the Audit, Finance and Risk Management Committee are also independent for the purposes of Section 10A-3 of the Securities Exchange Act of 1934.  Mr. May does not meet the independence criteria set out in the Corporate Governance Guidelines because he is the Chief Executive Officer.

Page 8:  NSTAR Policy on Related Persons Transactions:

Under the terms of the Board Governance and Nominating Committee’s Related Persons Transaction Policy, the Company will not engage in transactions with related persons who have a direct or indirect material interest in the transaction unless the Committee determines that the transaction is on terms comparable to those that the Company could obtain in an arms-length transaction with an unrelated third party.  The term related person means: ~~a~~ any of the senior executive officers, including the named executive officers, or members of the Board of Trustees of the Company or their ~~an~~ immediate family members; shareholders owning in excess of five percent of the Company's outstanding shares; and entities in which any of the persons or entities described above hold the position of general partner or similar position, director, or owner of more than a five percent ownership interest. The Committee determines whether a related party has a direct or indirect material interest in a transaction by considering factors such as the nature of the related party's interest in the transaction and the relationship of the related person to the other party to the transaction; the material terms of the transaction, including the amount involved; the importance of the transaction to the interest of the related person; whether the interest of the related person in the transaction would impair the judgment of the trustee or officer to act in the best interests of the Company; and any other matter that the Committee deems appropriate.

Annual Incentive Compensation, Page 13

Comment 2:

We note that you list financial and operational performance goals established at the beginning of 2008.  Please confirm to us that these are all of the quantitative goals that were set at the beginning of 2008 to earn cash incentive pay.  If not please disclose all of your quantitative goals.  Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal.  Please see Item 402(b) of Regulation S-K.

Response 2:

Two quantitative goals (both of which were exceeded) were not disclosed. NSTAR will disclose all quantitative goals in its future filings. In addition, NSTAR will more clearly disclose the discretion that may be exercised in granting awards. The type of additional disclosure NSTAR will make in future filings is set forth below in the bolded text using the disclosure in the 2009 proxy statement for illustrative purposes:

Annual Incentive Compensation.  NSTAR pays performance-based awards to encourage a high level of individual and team-based performance by its executives and to reward executives for achieving favorable corporate performance and individual and team goals. At the January meeting of the Committee, ~~commencement of each year,~~ following the meeting of the Board of Trustees held the previous November at which the Board of Trustees has approved the Company’s annual Operating Plan,  the Committee establishes a wide variety of corporate performance goals for the Company that are based on that approved Operating Plan. For 2008, the goals consisted of ~~included~~ a variety of financial and operational measures, which are described below. Some of the goals contain specific, quantitative targets.  These quantitative goals were the earnings per share, credit ratings and several operating performance goals that are noted below. The goals established for regulatory, environmental and energy supply matters are not quantitative and are set and subsequently measured by the Committee’s determination of how well the Company and the executive should and did perform. The Committee does not have pre-set performance formulas that establish actual award levels based on achievement levels of specific quantitative and qualitative performance metrics. Many quantitative and qualitative factors are considered, including the difficulty of achieving such goals and the executive’s individual contribution to their successful achievement. The Committee also may exercise discretion in the granting of awards notwithstanding the fact that a stated performance goal may not have been reached, was reached, or was exceeded.  The Committee establishes target award levels for each executive based on the benchmarked group and market data described above, expressed as a percentage of each Named Executive Officer’s base salary. For each of the Named Executive Officers in 2008, Annual Incentive Plan target incentive compensation levels ranged from 45% to 100% of base salary, with a performance range of 0% to 200% of target and a maximum award of 200% of base salary. The Chief Executive Officer’s annual cash incentive target level of compensation was set at 100% of base pay for 2008.  At the end of the year, management prepares a comprehensive review of the Company’s performance for the year. Based on that analysis, the Chief Executive Officer recommends to the Committee payouts based on the Company's overall corporate performance and achievement of the prior year’s Operating Plan performance goals, along with his assessment of the executive’s individual and team performance.

At its January 20, 2009 meeting, the Committee reviewed for consideration all of the ~~many~~ financial and operational performance goals ~~factors~~ established at the beginning of 2008, which it had reviewed previously at its December 17, 2008 meeting, at which consensus had been reached regarding Company and executive performance and awards.  It was noted that in successfully executing its Operating Plan, the Company achieved increased earnings, reporting earnings of $2.22 per share for 2008, which exceeded its earnings per share goal of $2.20, and that the Company’s Common Share dividend was increased in November 2008 by 7.1%, outperforming the Edison Electric Institute (“EEI”) industry average of 5.8%. The Committee noted the Company’s extraordinary achievement in 2008 of a total return to shareholders of 5.1%, which far exceeded the EEI  industry average return of -25.9% and the S&P 500 average return of -37%. Annualized total shareholder returns for the past one, three, five and ten year periods were reported to have totaled 5.1%, 12.7%, 13% and 10.7%, respectively, outperforming the industry and the market over each of those time periods; and that the Company’s pension plan asset investment performance was below its expectations due to the recent disruption in the financial markets. The Committee also noted that the Company is the only company in the EEI Index to have achieved a positive shareholder return for 12 consecutive years. In addition, the Committee took into account the Company’s continuing superior credit ratings, shown to be the highest of any U.S. investor-owned utility as reported by EEI, with credit ratings of “A/A+” as compared to an average of “BBB” for the industry.  This strong financial position provided uninterrupted access to the capital and commercial paper markets and this liquidity saved millions in short term interest costs.  The Committee considered that the Company’s operating results met all regulatory system reliability targets and that most achieved or exceeded the goals established by the Committee at the beginning of the year, noting that average months between interruptions was 11.8 months, exceeding the goal of 11.3 months, and that 99.6% of the time the Company responded to gas customer emergency calls within 60 minutes, exceeding the target of 99.3%.  The outage restoration time of 76.6 minutes was also noted to be in the first quartile compared to the Company’s peers, but behind the aggressive target of 70 minutes.   Customer service targets were also achieved, with the number of meters read on time increasing to 98.9%, exceeding the target of 98.8%, billings rendered on schedule being 99.6%, exceeding the target of 99.3%, and the number of customer calls answered within 30 seconds increasing to 85.4%, exceeding the target of 82%.  The Committee did not formally weight any of the performance factors.

If you have any questions regarding these responses or require further information, please contact Richard J. Morrison, Associate General Counsel and Assistant Corporate Secretary, at (617) 424-2111 or the undersigned at (617) 424-2635

Sincerely,
/s/ DOUGLAS S. HORAN
Douglas S. Horan
Senior Vice President, Secretary
and General Counsel